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                            August 20, 2020

       Gregory Feller
       President & Chief Financial Officer
       Mogo Inc.
       2100-401 West Georgia St.
       Vancouver, BC V6B 5A1

                                                        Re: Mogo Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed May 28, 2020
                                                            File No. 001-38409

       Dear Mr. Feller:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Item 4: Information on the Company
       B. Business Overview
       The 4 Habits of Financial Health
       4. Save and Invest Wisely, page 30

   1. We note your disclosures regarding MogoCrypto. To provide more clarity regarding this business and its impact
on your operations for the periods presented, please address the items below.
                                                            Discuss how the
company facilitates the buying and selling of Bitcoin for its members.
                                                            Identify who stores
members    bitcoins (i.e., Mogo or a third party) as well as the
                                                            name of any
custodian(s).
                                                            Indicate whether
the company owns any bitcoin or holds it for any other businesses.
 Gregory Feller
Mogo Inc.
August 20, 2020
Page 2
                Discuss business metrics such as trading volumes, bitcoin asset levels, and any other pertinent matters relating to this business line.
                Discuss the materiality of this business line to your operations.
                Tell us whether you currently hold or facilitate (or plan to engage in) buying or selling of cryptocurrencies other than bitcoin and, if so, provide additional detail about these activities.
Item 18: Financial Statements
Notes to the Consolidated Financial Statements
17. Revenue, page F-31

2. We note your revenue disclosures in Note 3a and in Note 17. Subscription and services revenue appears to include revenue streams from numerous product lines. Please address the items below. See IFRS 15.110-111 and IFRS 15.114.
             Tell us how you concluded that no further disaggregation was necessary under IFRS
              15.
             To the extent that any individual components of    Subscription
and services    revenue
              are material, they should be separately discussed and quantified so that users can better understand the nature of your revenue flows.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cara Lubit at (202) 551-5909 or Marc Thomas at (202) 551-3452 with any questions.



FirstName LastNameGregory Feller                               Sincerely,
Comapany NameMogo Inc.
                                                               Division of
Corporation Finance
August 20, 2020 Page 2                                         Office of
Finance
FirstName LastName